Skadden, Arps, Slate, Meagher & Flom (UK) llp
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August 29, 2025	ABU DHABI BEIJING BRUSSELS FRANKFURT HONG KONG MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Via EDGAR and E-mail

Howard Efron

Isaac Esquivel

Pearlyne Paulemon

Dorine Yale

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Mail Stop 4546

RE:	Alussa Energy Acquisition Corp. II Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 16, 2025 CIK No. 0002041493

Ladies and Gentlemen:

This letter is submitted on behalf of Alussa Energy Acquisition Corp. II (the “Company” or “Alussa”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 3, 2025 (the “Comment Letter”) with respect to Amendment No. 1 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Commission on January 16, 2025 (the “Amendment No. 1”). Concurrently with the filing of this letter, the Company has confidentially submitted Amendment No. 2 to the Draft Registration Statement (the “Amendment No. 2”)

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments as well as other updates.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary

Sponsor Information, page 12

1.	We acknowledge your revised disclosures on pages 13, 75, and 112 in response to prior comments 6 and 15. We note that your revised disclosures on pages 13 and 112 state that other than the disclosed transfer restriction exceptions, there are currently no circumstances or arrangements contemplated under which the sponsor, its members or affiliates, or your management could indirectly transfer ownership of your securities through sponsor membership interest transfers. However, we also note that the disclosed transfer restrictions and exceptions appear to only relate to transfers of the founder shares and private placement warrants. In addition, your added risk factor on page 75 states that there is no contractual restriction on the sponsor or Mr. Barcelo’s or Mr. Anderson’s ability to share, sell or otherwise dispose of the interests they hold in you, and that therefore, there is a risk that your sponsor or management may divest the ownership in you or in the sponsor before a business combination target is identified. Please revise your disclosures here and on page 112 to clarify and to reconcile with your disclosure on page 75.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 13, 73, and 110 of Amendment No. 2 to address the Staff’s comment.

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Please contact me at +44 20 7519 7072 or via email at Maria.Protopapa@skadden.com should you require further information.

Very truly yours,

/s/ Maria Protopapa
Maria Protopapa

cc:	Ole Slorer, Chief Executive Officer, Alussa Energy Acquisition Corp. II Danny Tricot, Skadden, Arps, Slate, Meagher & Flom (UK) LLP